Recommended offer for Stackpole Limited

30 April 2003





Strategy

"In Industrial & Automotive, we intend to build upon our market leading position in power transmission by focusing upon acquiring expertise in other areas of a vehicle's powertrain and drivetrain."

Source: Tomkins plc Report and Accounts December 2002

Powertrain market trends

- ## OEM outsourcing and modularisation

80 per cent of components and modules currently produced in-house by OEMs

Complete modules enable suppliers to increase value added content

- ## OEM need to increase performance and reduce cost

Heightened consumer demand and stricter legislative requirements

OEMs need low cost, high performance solutions

- ## Supplier globalisation

OEM's developing global powertrain platforms

Need for global module suppliers

- ## Industry consolidation

Continuing consolidation of OEM supplier base

Further opportunities to acquire high quality powertrain suppliers

Details of the offer

- Cdn $33.25 per share, amounting to Cdn $331 million (£143 million)

- Represents 39.4 per cent premium over closing share price of Cdn $23.85 on 28 April 2003

- Conditional on customary conditions including two thirds acceptance and regulatory clearances

- Irrevocable undertaking to accept offer in respect of approximately 52 per cent of common shares

- To be financed out of existing cash resources

- Accretive to earnings in 2003

- Offer document to be posted during next two weeks and offer to remain open for 35 days

Stackpole at a glance

- Stackpole is a Canadian based public company traded on the Toronto Stock Exchange

- It manufactures and assembles powder metal components and system assemblies, primarily for automotive engines and transmissions

- Stackpole has established a technology leadership position in powder metal powertrain components and various proprietary manufacturing processes

- Over the past five years, Stackpole has achieved a 10% compounded annual sales growth rate

- Employs 1,500 employees at five divisions in Canada and the UK

- Key customers include GM, DaimlerChrysler, Ford, New Venture Gear and BorgWarner

- Strong and dynamic management team

- Attractive growth prospects combined with excellent track record

Stackpole Limited

CDN $'000

Financial results for years ended 31 December,	2002	2001
Sales	266,953	227,242
EBITDA	53,066	43,400
EBIT	30,416	20,901

Note:

Canadian dollar/Pound Sterling exchange rate was 2.30 as of April 28, 2003

Manufacturing facilities



CANADA
Hudson Bay
Baie d'Hudson
Fort Severn
Peawanuck
MANITOBA
Big Trout Lake
Attawapiskat
James Bay
Baie James
Sandy Lake
Lansdowne House
Moosonee
Pikangikum
ONTARIO
Red Lake
Armstrong
Sioux Lookout
Kapuskasing
Cochrane
Kenora
Dryden
Geraldton
Iroquois Falls
Timmins
Fort Frances
Thunder Bay
Marathon
Kirkland Lake
Wawa
Chapleau
New Liskeard
L Superior
L Supérieur
Sault Ste Marie
Elliot Lake
Sudbury
North Bay
Pembroke
Hawkesbury
Ottawa
Cornwall
Espanola
Parry Sound
Huntsville
Brockville
Little Current
Bancroft
Kingston
Owen Sound
Orillia
Peterborough
Belleville
Barrie
Oshawa
Toronto
L Ontario
Port Elgin
Goderich
Kitchener
St Catharines
Welland
Hamilton
London
Sarnia
St Thomas
Chatham
Kent
Windsor
L Erie
L Huron
L Michigan
USA
QUEBEC / QUÉBEC
Scale
km 100 0 100 200 300 km

Powder Metal Division
Toronto, Ontario



Engineered Products Division
Mississauga, Ontario



Carrier System Division
Stratford, Ontario



Automotive Gear Division
Mississauga, Ontario



Stackpole



Aberdeen
Dundee
Stirling
Edinburgh
Glasgow
Londonderry
Coleraine
Belfast
Armagh
Newcastle
Durham
Bradford
York
Hull
Leeds
Galway
Dublin
Liverpool
Bangor
Manchester
Sheffield
Stoke on-trent
Nottingham
Limerick
Norwich
Tralee
Cork
Aberystwyth
Birmingham
Cambridge
Ipswich
Swansea
Oxford
Cardiff
Bristol
London
Reading
Canterbury
Southampton
Exeter
Plymouth

Formflo Division
Cheltenham, Gloustershire



Products

    

Planetary carrier systems

       

Powder metal transmission components

    

Powder metal pump components

     

Engine and transmission oil pumps

Conclusion

- Stackpole is:

  > A high quality business

  > Focused on an attractive growth segment

  > Generating above average margins with good growth potential

  > In possession of a sound technology base

  > Run by a strong management team

  > A good fit with Tomkins powertrain strategy

Recommended offer for Stackpole Limited

30 April 2003



